EXHIBIT 99.1

ADM Announces Intention to Expand Commercial Production of CLARISOY(TM)

VANCOUVER, British Columbia, March 6, 2014 (GLOBE NEWSWIRE) -- Burcon NutraScience Corporation (TSX:BU) (Nasdaq:BUR), a leader in functional, renewable plant proteins, is pleased to announce that it has received written notice from Archer Daniels Midland Company ("ADM") that ADM intends to expand to full-commercial scale production of CLARISOY™ soy protein.

ADM's intention to expand commercial production of CLARISOY™ ensures that its production capability meets the required obligations under the existing License & Production Agreement to retain its exclusive license for CLARISOY™.  To protect the parties' competitive interests, Burcon and ADM have agreed to not disclose the planned production capacity of the expansion.

"ADM and Burcon have contributed considerable resources and valuable efforts to bring CLARISOY soy protein to the global food and beverage market.   ADM's notice of its intention to expand to full-commercial-scale production of CLARISOY marks a defining step for Burcon and for this revolutionary protein," said Johann Tergesen, Burcon's president and chief operating officer. "We are delighted with the progress made by ADM since March 2011 in building a solid foundation for the future and continued growth of CLARISOY."

ADM and Burcon first teamed to commercialize CLARISOY in 2010, and the first products reached the market in June 2012, winning numerous product-innovation awards. The CLARISOY portfolio, marketed by ADM's Foods & Wellness group, is based on a patented process developed by Burcon that offers a highly soluble and versatile protein ingredient that, due to its clean flavor profile, can be incorporated into a diverse range of products such as sports drinks, fruits and vegetable juices, or to replace dairy proteins.

About Burcon NutraScience Corporation

Burcon NutraScience is a leader in developing functionally and nutritionally valuable plant-based proteins. The company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon's CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low-pH beverage systems and excellent solubility and exceptionally clean flavor at any pH; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the company, visit www.burcon.ca.

ON BEHALF OF THE BOARD OF DIRECTORS

"Johann F. Tergesen"

Johann F. Tergesen

President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2013. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such.

CLARISOY is a trademark of Archer Daniels Midland Company.

CONTACT: Media & Industry Contact:
         Michael Kirwan
         Director, Corporate Development
         Burcon NutraScience Corporation
         Tel (604) 733-0896, Toll-free (888) 408-7960
         mkirwan@burcon.ca
         www.burcon.ca

         Investor Relations Contact:
         Matt Glover or Michael Koehler
         Liolios Group Inc.
         (949) 574-3860
         bur@liolios.com